Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. WELCOMES NEW BOARD MEMBER WILLIAM B. WHITE

Toronto, Ontario – July 23, 2013 – Progressive Waste Solutions Ltd. (the “Company” or “Progressive Waste Solutions”) (NYSE, TSX: BIN) today announced the appointment of William B. White to its Board of Directors, effective July 22, 2013. Mr. White will also be included as a nominee for shareholder consideration at the Company’s next Annual General Meeting to be held in May 2014.

“We are very pleased to welcome Bill White to the Board of Progressive Waste Solutions,” said James J. Forese, non-executive chairman of the Company. “His demonstrated leadership skills, business acumen, and commitment to corporate governance, will be valuable contributions to our team as we focus on creating value for our shareholders.”

An experienced global business leader, Mr. White is currently a partner in CBW Associates, a Canadian business consulting firm. Previously, Mr. White served as President of DuPont Canada, retiring in 2008. He held a variety of global business unit leadership roles in his 34 years with E.I. du Pont de Nemours and Company. Prior to his 2006 appointment as President of DuPont Canada, Mr. White worked across DuPont leading businesses and programs focused on growth through marketing and sales transformation, the development of emerging markets, and step change business strategies. Prior to his appointment to lead DuPont Canada, he was Director of Business Improvement at DuPont’s headquarters in Wilmington, Delaware. Mr. White is a graduate of Purdue University in West Lafayette, Indiana (B.Sc., Mechanical Engineering) and chairs Purdue’s Mechanical Engineering advisory committee. Mr. White serves on the Board of Directors of a number of organizations, including the Schulich Centre of Excellence in Responsible Business (York University) and the Sustainable Chemistry Alliance. He was previously on the Board of Directors of MaRS Discovery District, the Ontario Science Centre, Helix BioPharma and Afexa Life Sciences, where he also served as Chairman.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Laura Lepore
Manager, Investor Relations and Corporate Communications
Tel:  (905) 532-7519
Email: laura.lepore@progressivewaste.com